Mutual Fund AND VARIABLE INSURANCE trust

January 25, 2018

VIA ELECTRONIC TRANSMISSION

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund and Variable Insurance Trust (the “Registrant”), File Nos. 033-11905 and 811-05010

Dear Ms. Bentizinger:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of its series, the Rational Income Opportunities Fund, hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 168 to the Registrant's Registration Statement (the "Amendment"), which was filed on January 24, 2018, to January 31, 2018, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on April 9, 2018.

If you have any questions concerning this request please contact Emily Little at (614) 469-3264 or Parker Bridgeport at (614) 469-3238.

Mutual Fund and Variable Insurance Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: /s/ Bill Wostoupal
Name: Jerry Szilagyi	Name: William S. Wostoupal
Title: President	Title: President